UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☑	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Corbin Multi-Strategy Fund, LLC

3.	Securities and Exchange Commission File No.: 811-22517

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joshua B. Deringer

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

(215) 988-2959

Email: joshua.deringer@faegredrinker.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

(414) 299-2000

(Administrator & Fund Accounting related records)

Corbin Capital Partners, L.P.

590 Madison Avenue, 31st Floor

New York, New York 10022

(212) 634-7373

(Adviser related records)

Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, Pennsylvania 19103

(215) 988-2700

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☑	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Current Investment Adviser (since July 1, 2019):

Corbin Capital Partners, L.P.

590 Madison Avenue, 31st Floor

New York, New York 10022

Prior Investment Adviser:

Wells Fargo Investment Institute, Inc.

Global Alternative Investments

401 South Tryon Street

Charlotte, North Carolina 28202

Prior Investment Sub-Adviser:

Corbin Capital Partners, L.P.

590 Madison Avenue, 31st Floor

New York, New York 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Corbin Multi-Strategy Fund, LLC has not made a public offering of its securities in the past five years. The placement agent for the Fund’s private placement of its securities was:

Current Placement Agent (since July 1, 2019):

UMB Distribution Services, LLC

235 West Galena Street

Milwaukee, Wisconsin 53212

Prior Placement Agent:

Global Alternative Investment Services, Inc.

401 South Tryon Street

Charlotte, North Carolina 28202

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☑	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑	Yes	☐	No

If Yes, state the date on which the board vote took place: At a meeting held on March 8-9, 2022.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☑	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The organizational documents of Corbin Multi-Strategy Fund, LLC (the “Fund”) do not require shareholder approval to liquidate and terminate the Fund. The Fund's Second Amended and Restated Limited Liability Company Agreement dated July 1, 2019 (the “Operating Agreement”) does not require members of the Fund (“Members”) to approve the liquidation and dissolution of the Fund. Article VI, Section 6.1 of the Operating Agreement provides that, upon the affirmative vote to dissolve the Fund by the Board of Managers of the Fund (“Board”), the Fund may be dissolved. The Members of the Board unanimously resolved to liquidate and dissolve the Fund at a Board meeting held on March 8-9, 2022.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☑	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Liquidating distributions were made by the Fund on August 12, 2022, February 13, 2023, May 8, 2023 and June 23, 2023.

(b)	Were the distributions made on the basis of net assets?

☑	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☑	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☑	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Corbin Capital Partners L.P. was the sole member of the Fund at the time the distribution in-kind was made.

17.	Closed-end funds only:

Has the fund issued senior securities?

☑	Yes	☐	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: The Fund had previous outstanding bank borrowings. As of December 7, 2022, there were no outstanding bank borrowings. At the time of this application, the Fund does not have any outstanding senior securities.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☑	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☑	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐	Yes	☑	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☑	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$20,000
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):	$0
(iv)	Total expenses (sum of lines (i)-(iii) above):	$20,000

(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

(c)	Who paid those expenses?

Corbin Capital Partners, L.P.

(d)	How did the fund pay for unamortized expenses (if any)?

There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☑	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☑	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☑	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the file number of the fund surviving the Merger:

(d)	If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Corbin Multi-Strategy Fund, LLC (ii) he or she is the Vice President of Corbin Multi-Strategy Fund, LLC and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Signature	/s/ Daniel Friedman

By	Daniel Friedman